April 15, 2009

Ms. Ta Tanisha Meadows

Staff Accountant

Mail Stop 3561

U.S. Securities and Exchange Commission

Washington, DC 20549-0405

Re: Amendment No. 1 on Form 8-K Filed August 20, 2008

Dear Ms. Meadows:

With regard to Amendment No. 1 on Form 8-K filed on August 20, 2008, Debt Resolve, Inc. acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We apologize for the delay in submitting this response.

Sincerely,

/s/ David M. Rainey

David M. Rainey
President and Chief Financial Officer

www.debtresolve.com

Debt Resolve, Inc., 150 White Plains Road, Suite 108, Tarrytown, NY 10591

v 914.949.5500 f 914.202.0979 info@debtresolve.com